November 23, 2015

Securities and Exchange Commission
Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Veritex Holdings, Inc.

Registration Statement on Form S-3

File No. 333-207932

Ladies and Gentlemen:

Veritex Holdings, Inc., a Texas corporation (the “Company”), hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s registration statement (the “Registration Statement”) on Form S-3 (File No. 333-207932) be accelerated by the Securities and Exchange Commission (the “Commission”) to 10:00 a.m., Eastern Time, on November 25, 2015, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to William S. Anderson of Bracewell & Giuliani LLP, the Company’s counsel, at (713) 221-1122 and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Veritex Holdings, Inc.

By:	/s/ C. Malcolm Holland, III
	Name:	C. Malcolm Holland, III
	Title:	Chairman and Chief Executive Officer

[Signature Page To Acceleration Request Letter]